Exhibit 99.6

PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

November 2, 2006

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F of CanWest Global Communications Corp. of our report dated November 2, 2006 relating to the consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 40-F. We also consent to the inclusion in this Annual Report on Form 40-F of our comments by auditors on Canada-US reporting difference dated November 2, 2006.

Chartered Accountants

Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.